Exhibit 1.4

Global Injection Molding Leader Takes CRM on the Road with Pivotal

Mold-Masters demonstrates commitment to innovation and customer service excellence

FOR IMMEDIATE RELEASE

Vancouver, BC — May 11, 2005 — Pivotal Corporation, a leading CRM solution provider for mid-sized enterprises, and a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that Mold-Masters, a global leader in injection molding, has upgraded to Pivotal’s latest mobile technologies, giving users the ability to work with up-to-date customer information regardless of where a user is located or how they are connected.

Headquartered in Georgetown, Canada, Mold-Masters is a global leader in the design and manufacture of plastic molding systems used in wide variety of production applications including automotive parts, medical devices, housewares and product packaging systems. The company employs approximately 1,000 people globally, serves customers in more than 40 countries, and has facilities in North America, South America, Europe and Asia. With international demand for its products growing rapidly, Mold-Masters needed a central repository for its customer information — a system that could also be accessed easily by remote users. In 1998, Mold-Masters selected Pivotal for its flexibility and ability to support remote users. The company has recently upgraded to Pivotal 5.1 to take advantage of Pivotal’s latest mobile enhancements including enhanced performance, administration and synchronization capabilities.

Mold-Masters is considered a technology leader in the way it supports its customers. “The fact that we implement world-leading technology like Pivotal simply confirms our commitment to innovation,” says Dario Vettor, director of IT, Mold-Masters. “It shows the industry that we intend to stay on the leading edge, not just in the technologies we use to build our products, but the technologies we rely on to service and support our customers.”

To increase sales efficiency and further its competitive advantage in the way it serves its customers, making data accessible for remote users is paramount. In addition to enhancing performance for mobile users, Pivotal 5.1 introduced several enhancements aimed at reducing the total-cost-of-ownership of maintaining a mobile workforce. With Pivotal 5.1, Mold-Masters now has the ability to seamlessly distribute files, including service packs and hot fixes to remote users; upgrade systems without requiring mobile users to return laptops to a central location; and better enable mobile users to get up and running quickly with streamlined installation capabilities and support for silent install. Remote users can even stop the transfer at any time. When they reconnect, the Pivotal system picks up where it left off, making administration much easier.

In addition, administrators can manage mobile systems from a central location with the ability to view at-a-glance synchronizations, upgrade and configuration status. They can also identify and resolve potential synchronization issues early with built-in diagnostics tools and proactive alert notifications. With these capabilities, Mold-Masters is able to identify potential problems with mobile systems and take action early – keeping salespeople in the field and reducing the downtime and total cost of ownership normally associated with maintaining large a mobile sales force.

According to Bruce Kenny, senior vice president of products, Pivotal, “Mold-Masters is a global manufacturing leader that is not only committed to delivering innovative products, but also to delivering leading-edge customer service. We are thrilled to be helping Mold-Masters extend its global reach by delivering a CRM system that allows users to access up-to-date customer information, regardless of where they are located.”

About Pivotal Corporation

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises — a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,800 companies around the world have licensed Pivotal including: Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to enhance the ability that users can work with up-to-date customer information with mobile technologies, increase sales efficiency and further competitive advantage, enable mobile users to get up and running quickly, identify potential problems and take action early, and produce meaningful increases in revenue, margins and customer loyalty. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Contact

Leslie Castellani	Craig Clark
Tel: 604-699-8151	Tel: 604-699-8536
Email: lcastellani@pivotal.com	Email: cclark@pivotal.com

Copyright Information

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.